

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 25, 2011

Mark A. Severson
Principal Financial and Accounting Officer
FNB United Corp.
150 South Fayetteville Street
Asheboro, NC 27203

> **Re: FNB United Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **File No. 000-13823**

Dear Mr. Severson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K as of December 31, 2010

Asset Quality, page 42

1. We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans from $174.4 million to $330.0 million as of December 31, 2009 and 2010, respectively and your total non-performing loans to total loans from 11.16% to 25.30% as of the same dates. We note the increase in allowance for loan losses from $49.5 million to $76.2 million as of December 31, 2009 and 2010, respectively; however, we note your allowance for loan losses to total non-performing loans was 28.36% and 23.09% as of such dates. Further, we note that your net charge-offs of $47.0 million and

$88.5 million as of December 31, 2009 and December 31, 2010, respectively, exceeded your allowance for loan loss beginning balances of $34.7 million and $49.5 million as of the same dates. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009 and December 31, 2010. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

Financial Statements, page 56

Note 6 – Loans, page 77

2. We note your disclosure of the stimulus loan program on page 78. We further note your disclosure stating the bank records the loans under this program "at fair value at time of issue and the original builder loan is considered impaired." Please clarify to us why it does not appear that the original builder loan is considered to be impaired until the stimulus loan is issued. Also, please clarify your policy as to when your original builder loans are considered impaired. Revise future filings as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant